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================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  SCHEDULE TO-C
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                ----------------
                               INVIVO CORPORATION
                            (Name of Subject Company)
                                ----------------
                          MAGIC SUBSIDIARY CORPORATION
                       INTERMAGNETICS GENERAL CORPORATION
                       (Name of Filing Persons (Offeror))
                                ----------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                ----------------
                                    461858102
                      (CUSIP Number of Class of Securities)
                                ----------------
                                Glenn H. Epstein
                      Chairman and Chief Executive Officer
                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                                  P.O. Box 461
                             Latham, New York 12110
                                 (518) 782-1122

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    Copy to:

                               Clare O'Brien, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            Calculation of Filing Fee

======================================== =======================================
         Transaction valuation                   Amount of filing fee
---------------------------------------- ---------------------------------------
            Not Applicable                          Not Applicable
================================================================================


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:    Not Applicable     Filing Party:  Not Applicable
     Form or Registration No.:  Not Applicable     Date Filed:  Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]



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                                  EXHIBIT INDEX

Exhibit
Number         Description
-------        -----------
99.1           Joint Press Release issued by Intermagnetics General Corporation and Invivo Corporation dated December 18, 2003.